UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-41482

NEXERA TECHNOLOGIES LTD

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Convertible Promissory Note and Warrant

On September 17, 2026 (the “Issuance Date”), Nexera Technologies Ltd (the “Company” or “Nexera”) issued to an institutional investor (the “Holder”) a convertible promissory note (the “Sixth Promissory Note”) in the principal amount of $600,000 (the “Principal Amount”), for a purchase price in cash of $540,000 (equal to 90% of the Principal Amount). The Sixth Promissory Note was issued pursuant to the previously reported Securities Purchase Agreement, dated as of June 26, 2025, as amended (the “SPA”), by and between the Company and the Holder, pursuant to which the Company may issue and sell to the Holder, from time to time, convertible promissory notes (the “Promissory Notes”) in an aggregate principal amount of up to $100,000,000 (the “Subscription Amount”). The Company is not obligated to utilize any of the remaining Subscription Amount available under the SPA, which as of the date hereof is $87,400,000, and there are no minimum commitments or minimum use penalties.

The Sixth Promissory Note matures twenty-eight (28) months from the Issuance Date and is to be repaid, together with accrued and unpaid interest, in ten equal monthly payments, commencing on the first day of the month following the eighteen-month anniversary of the Issuance Date, unless earlier repaid (partially or in full) at the option of the Company, or extended at the option of the Holder in accordance with its terms. The Sixth Promissory Note accrues interest at an annual rate of 4% (which will increase to 14% upon the occurrence and during the continuance of an event of default, as defined in the Sixth Promissory Note).

The Sixth Promissory Note is convertible (partially or in full) into ordinary shares, no par value (“Ordinary Shares”), at the option of the Holder, at any time after the Issuance Date, at a conversion price equal to the lower of (i) $1.420, which was the closing price of the Ordinary Shares on the Nasdaq Capital Market on September 16, 2026, the trading day immediately prior to the Issuance Date (the “Fixed Price”), and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion (the “Variable Price”), provided that such Variable Price may not be lower than $0.284 per Ordinary Share (the “Floor Price”), which is equal to 20% of the Fixed Price; subject to certain adjustments as provided in the Sixth Promissory Note. The Holder’s option to convert the Principal Amount, together with accrued and unpaid interest due under the Sixth Promissory Note at any time is subject to the limitation that the conversion may not result in the Holder’s beneficial ownership of Ordinary Shares after giving effect to such conversion exceeding 4.99% of the issued and outstanding Ordinary Shares.

Also, on September 17, 2026, Nexera issued to the Holder a warrant (the “Warrant”) to purchase up to 448,359 Ordinary Shares, representing 100% of the maximum number of Ordinary Shares issuable upon conversion of the Sixth Promissory Note. The Warrant was exercisable immediately upon issuance at an exercise price of $1.420 per Ordinary Share (subject to certain anti-dilution and share combination event protections) and has a term of sixty-six (66) months after the Issuance Date. The number of Ordinary Shares underlying the Warrant is subject to certain adjustments, as described in the Warrant.

The Company intends to use the net proceeds from the issuance of the Sixth Promissory Note and any additional net proceeds from the exercise of the Warrant, to the extent exercised in cash, for working capital and general corporate purposes.

The Sixth Promissory Note is non-recourse, and the Holder’s sole and exclusive remedy against the Company for any breach thereof, including non-payment of the Principal Amount, interest or any applicable Payment Premium (as defined in the Promissory Notes), is limited to the exercise of the Holder’s rights under the Warrant and the Sixth Promissory Note, regardless of whether the aggregate value realized therefrom is less than the amounts outstanding under the Sixth Promissory Note.

The Sixth Promissory Note and the Warrant were, and the Ordinary Shares issuable upon conversion or exercise, as applicable, thereof (the “Securities”) will be, issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and have not been, and will not be, registered under the Securities Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities law. Pursuant to the SPA, the Company has agreed to file a registration statement with the SEC to register the resale of the Ordinary Shares issuable upon conversion of the Sixth Promissory Note and upon exercise of the Warrant.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Sixth Promissory Note and the Warrant set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 4.1 and 4.2, respectively.

Amendment to Distribution Agreement with Scanary

KeepZone AI Inc. (“KeepZone”), a wholly-owned subsidiary of the Company, and Scanary Ltd. (“Scanary”) entered into an amendment effective September 18, 2026 (“Amendment No. 2”) to the Distribution Agreement (the “Agreement”), dated December 4, 2025, as amended by Addendum No. 1, dated December 10, 2025. A copy of Amendment No. 2 is furnished as Exhibit 10.1 to this Form 6-K.

Pursuant to Amendment No. 2: (i) KeepZone’s exclusive distribution rights in Canada, Germany and the United Arab Emirates were converted to non-exclusive rights and consolidated with its existing rights in Spain and Italy, such that KeepZone will have non-exclusive distribution rights in all five territories for a period of twenty-four (24) months commencing September 18, 2026, with no automatic renewal; (ii) total exclusivity consideration was reduced from $1,000,000 to $600,000, which amount had previously been paid in full (the “Payment”), and Scanary irrevocably waived any right to receive or recover any amounts in excess of the Payment; and (iii) several provisions were deleted, including the proportional refund on default, the out-of-territory sales repayment mechanism, demonstration unit delivery obligations, and refund provisions on product discontinuance.

Except as noted above, all other terms and conditions of the Agreement, as previously amended, remain unchanged and in full force and effect.

The description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2, which is attached hereto as Exhibit 10.1.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607, File No. 333-295999 and File No. 333-296968) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on April 1, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Sixth Convertible Promissory Note issued September 17, 2026
4.2	Form of Warrant to Purchase Ordinary Shares of Nexera Technologies Ltd issued September 17, 2026
10.1	Amendment No. 2 to Distribution Agreement by and between KeepZone AI Inc. and Scanary Ltd., effective as of September 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Date: September 22, 2026